SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER (212) 455-2948		E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

September 1, 2020

VIA EDGAR

Re:	Academy Sports and Outdoors, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on August 13, 2020 CIK No. 0001817358

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Academy Sports and Outdoors, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced draft registration statement on Form S-1 (the “Registration Statement”). The Company has prepared Amendment No. 2 in response to the Staff’s comments in its letter, dated August 26, 2020, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure, including the inclusion of financial statements for the twenty-six weeks ended August 1, 2020 and related financial and other information. We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	September 1, 2020

Letter from our CEO, page iv

1.

Please characterize your statement that “[w]e have a best-in-class value offering with localized merchandising and marketing, and a strategic footprint that sets us apart from our competitors” as your belief. Please also balance your disclosure that you have achieved positive comparable sales, and specifically three consecutive quarters with positive comparable sales, with the fact that you have experienced decreases in comparable store sales and net sales per square foot in each of the last three fiscal years. Please also explain, as appropriate, the extent to which the increase in comparable sales are due to the substantial increase in e-commerce sales experienced during the COVID-19 pandemic. Please make similar revisions elsewhere as appropriate.

The Company advises the Staff it has revised its disclosure on pages vii, 68 and 74 accordingly.

The Company further advises the Staff that while the COVID-19 pandemic contributed to the substantial increase in e-commerce sales during first half of fiscal 2020, and thus to the increase in comparable sales for this period, it believes that improvements made to its business from February 2019 onwards also contributed significantly to the increase in both e-commerce sales and comparable sales for such period. Such improvements include those made to the Company’s website and omnichannel capabilities, including the introduction of buy-online-pickup in store (“BOPIS”) in July 2019, which contributed to the increase in e-commerce sales and comparable sales, as well as ongoing enhancements to the Company’s merchandise planning and allocation capabilities that began in February 2019 and the launch of the Academy Credit Card in May 2019, which separately contributed to the increase in comparable sales. The Company respectively submits to the Staff that it is difficult to ascertain with precision what portion of its increased comparable sales during the first half of 2020 is attributable to the increase in e-commerce sales due to the COVID-19 pandemic as compared to the impact of the business improvements noted above.

Summary

Who We Are, page 1

2.

We note your response to our prior comment 1. Please provide us supplementally with support for the statement that you derived higher total revenue from your stores in the southern United States than any other sporting goods and outdoor recreation retailer in this region, as we were unable to verify this statement in the materials previously provided.

The Company advises the Staff that while it is of the belief that this statement is accurate and supportable, it has deleted this statement from Amendment No. 2.

Securities and Exchange Commission	September 1, 2020

3.

We note your response to our prior comment 2. Please disclose the metrics you use to define a competitor as a “nearest” competitor, as it is unclear from your definition how you selected four particular retailers. Additionally, please also supplementally provide support for your fourth nearest competitor as we were unable to locate it in the materials provided.

The Company advises the Staff that while it is of the belief that the statements about its “nearest” competitors are accurate and supportable, it has deleted all such statements from Amendment No. 2.

Large and loyal customer base, page 7

4.

We note your response to our prior comment 7, which stated that your competitors include large format sporting goods stores and specialty outdoor retailers (as such terms are defined on page 95). We also note that your disclosure on page 95 that states that your primary competitors are large format sporting goods stores and mass general merchants. Please revise your disclosure on pages 7 and 98 to specifically identify your competitors as large format sporting goods stores and specialty outdoor retailers.

The Company advises the Staff that it has revised its disclosure on pages 8 and 101 accordingly.

Management’s Discussion and Analysis

How We Assess the Performance of Our Business, page 69

5.

We note your response to our prior comment 12. Please confirm how you allocate e-commerce sales among your comparable sales metric (i.e. equally allocated among all stores, allocated to the store where the item was fulfilled, or allocated to closest physical store if fulfilled by warehouse). Please describe whether your BOPIS program is part of your e-commerce sales or in store sales.

The Company advises the Staff that, for purposes of calculating comparable sales, e-commerce sales are separately included and thus not required to be allocated to specific stores. The Company defines comparable sales as the percentage of period-over-period net sales increase or decrease in the aggregate for stores open after thirteen full fiscal months as well as for all e-commerce sales. The Company further advises the Staff any sales made through its website are allocated to e-commerce for the purpose of measuring comparable sales, regardless of how those sales are fulfilled. Therefore, all BOPIS transactions, which by definition are originated via the Company’s website, are allocated to e-commerce for the purpose of comparable sales, despite the fact that the customers pick-up these purchases from a specific store. The Company has revised its disclosure on page 71 to make it clear that its BOPIS program, its curbside offering and its ship-to-home offering are all part of its e-commerce sales for the purpose of measuring comparable sales.

Securities and Exchange Commission	September 1, 2020

General

6.

We note your use of the term “footprint” throughout the filing, including as a description of geographic location, store size, strategy, and product offerings. Where appropriate, please revise to clarify the meaning of this term.

The Company advises the Staff that when used in the Registration Statement the term “footprint” is intended to mean, in the aggregate, the geographic locations where the Company’s stores are located. The Company has added a definition of “footprint” on page iii and has revised its disclosure throughout Amendment No. 2 to ensure that this term is used appropriately and solely as defined.

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Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
Patrick Kuhn
Linda Cvrkel
Cara Wirth Erin Jaskot

Academy Sports and Outdoors, Inc.
Ken C. Hicks

Latham & Watkins LLP
Marc Jaffe
Ian Schuman

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